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06007948

SEC ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artemis Global Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 New King Street Suite 212
(No. and Street)

White Plains, (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gelwicks (914) 220-6078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum and Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) New York, (City) NY (State) 10017 (Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 2 2006
WASH. D.C. 160

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm

OATH OR AFFIRMATION

I, James Gelwicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artemis Global Finance, LLC, as of February 21, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

NICHOLAS R. MELENDEZ
Notary Public - State of New York
No. 01ME6090751
Qualified in Bronx County
My Commission Expires April 21, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For Year Ended December 31, 2005

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Members of
Artemis Global Finance, LLC

We have audited the accompanying statement of financial condition of Artemis Global Finance, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artemis Global Finance, LLC as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, NY
February 10, 2006

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS			$	324,829
OTHER CURRENT ASSETS				3,552
PROPERTY AND EQUIPMENT, Net				66,155
SECURITY DEPOSIT				12,848
TOTAL ASSETS			$	407,384

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	17,211		
Deferred revenue		15,000		
Deferred rent		3,421		
Total Current Liabilities			$	35,632
SECURITY DEPOSITS PAYABLE				2,500
DEFERRED RENT				12,246
TOTAL LIABILITIES				50,378
COMMITMENTS				
MEMBERS' EQUITY				357,006
TOTAL LIABILITIES AND MEMBERS' EQUITY			$	407,384

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

REVENUE		
Structure and private placement fees	$ 1,656,085	
Rental income	5,833	
Interest income	17,990	
TOTAL REVENUE		$ 1,679,908
OPERATING EXPENSES		
Origination fees	12,262	
Salaries	86,500	
Payroll taxes	7,065	
Auto expense	36,713	
Depreciation expense	14,884	
Insurance	43,304	
Office expense	25,813	
Other miscellaneous taxes	554	
Professional fees	47,284	
Rent expense	57,665	
Repairs and maintenance	1,264	
Telephone	13,239	
Travel and entertainment	19,226	
Retirement plan contributions	37,000	
Other operating expenses	10,651	
TOTAL OPERATING EXPENSES		413,424
NET INCOME		$ 1,266,484

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2005

BALANCE - January 1, 2005	$	139,522
Net income		1,266,484
Capital distributions		(1,049,000)
BALANCE - December 31, 2005	$	357,006

The accompanying notes are an integral part of these financial statements.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,266,484
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 14,884	
Changes in operating assets and liabilities:		
Security deposits	(8,848)	
Prepaid expenses	(3,550)	
Accounts payable and accrued expenses	8,715	
Deferred revenue	10,023	
Deferred rent	15,667	
Security deposits payable	2,500	
TOTAL ADJUSTMENTS		39,391
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,305,875
NET CASH USED IN FINANCING ACTIVITIES		
Members' capital distributions		(1,049,000)
NET CASH USED IN INVESTING ACTIVITIES		
Fixed asset acquisitions		(56,428)
NET INCREASE IN CASH AND CASH EQUIVALENTS		200,447
CASH AND CASH EQUIVALENTS - January 1, 2005		124,382
CASH AND CASH EQUIVALENTS - December 31, 2005		$ 324,829

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Significant Accounting Principles

Nature of Business
Artemis Global Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is engaged in consulting and private placements.

Revenue Recognition
Transactions in securities, listed options and related commissions' revenue and expense are recorded on a trade date basis.

In addition, the Company earns advisory fees and structure and placement fees in connection with private placements. Advisory fees are earned by providing the Company's expertise in debt and equity private placements and are recognized during the period the service is provided. Structure and placement fees are earned by structuring debt and equity private placements and placing them with accredited investors and recognized upon completion of the private placement.

Income Taxes
The Company is a Connecticut limited liability company ("LLC") with a perpetual existence. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

The Company had cash and cash equivalent balances in a bank in excess of the maximum amount insured by the FDIC as of December 31, 2005.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income.

Depreciation
Depreciation is provided by using the straight-line method over the estimated useful lives of the related assets.

NOTE 1 - Significant Accounting Principles, continued

Deferred Revenue
The Company may receive retainer payments upon being engaged to conduct a private placement. These retainers are to cover expenses related to the private placement. The retainers are deferred and recognized as the expenses are incurred. At December 31, 2005, total deferred retainer payments were $15,000.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturity of the instruments.

NOTE 2 - Property and Equipment

As of December 31, 2005, property and equipment consist of the following:

	Amount	Estimated Useful Lives
Computer equipment	$89,592	5 years
Furniture and fixtures	23,169	5-7 years
Leasehold improvements	4,934	
	117,695	
Less: accumulated depreciation	51,540	
Property and Equipment, net	$66,155	

Depreciation expense was $14,884 for the year ended December 31, 2005.

NOTE 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $274,451, which was $269,451 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .18 to 1.

NOTE 4 - Commitments

Lease Agreements

The Company leases its office premises under an operating lease, which expires in June 2010, but it can be terminated after three years without penalty, provided that at least three months notice is given. The monthly rental is $5,250, with a yearly increase of approximately 1%. The landlord granted a rent abatement of four months. Rent expense is recognized on a straight-line basis; accordingly, the difference between the recognized rental expense and the amounts payable under the lease is recorded as deferred rent. The Company has sublet a portion of its office to a related party for eighteen months under similar terms for $1,250 per month.

The Company also leases automobiles expiring at various dates through July 2006.

As of December 31, 2005, minimum future rental payments are as follows:

For the Years Ending December 31,	Amount
2006	$ 74,398
2007	68,040
2008	34,326
Total	$176,764

Rent expense for the year ended December 31, 2005 amounted to $57,665.

NOTE 5 - Economic Dependency

During the year ended December 31, 2005, the Company earned revenues of $1,636,331 (99%) from one client. At December 31, 2005, there were no amounts due from this client.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2005
NET CAPITAL		
Members' equity		$ 357,006
DEDUCTIONS		
Prepaid expenses	$ 3,552	
Property and equipment, net	66,155	
Security deposits	12,848	
		82,555
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		274,451
HAIRCUTS ON SECURITIES		
TOTAL HAIRCUTS		--
NET CAPITAL		$ 274,451
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	17,211	
Deferred revenue	15,000	
Security deposit payable	2,500	
Deferred rent	15,667	
		$ 50,378
(a) Minimum net capital required (6 2/3 % of $50,378)		$ 3,359
(b) Minimum dollar net capital requirements		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 269,451

See independent auditors' report.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2005

Excess Net Capital at 1000% (Net capital - 10% of A.I.)	$ 269,413
Ratio of Aggregate Indebtedness to Net Capital	.18 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 293,452
Other items net	(19,001)
Net Capital Per Above	$ 274,451

See independent auditors' report.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

ARTEMIS GLOBAL FINANCE, LLC
(A Limited Liability Company)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Artemis Global Finance, LLC

In planning and performing our audit of the financial statements of Artemis Global Finance, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, NY
February 10, 2006